September 3, 2019

Joel M. Wine
Senior Vice President and Chief Financial Officer
Matson, Inc.
1411 Sand Island Parkway
Honolulu, HI 96819

       Re: Matson, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 4, 2019
           File No. 001-34187

Dear Mr. Wine:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure